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                       SECURITIES AND EXCHANGE COMMISSION

                                  FORM U-57/A

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                     EPE-EMPRESA PRODUTORA DE ENERGIA LTDA.


         Enron Corp. ("Enron"), an Oregon corporation, hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of EPE-Empresa Produtora de Energia Ltda. ("EPE"), a sociedade por quotas de responsabilidade limitada organized and existing under the laws of the Federative Republic of Brazil, for the purpose of notifying the Securities and Exchange Commission (the "Commission") that EPE is a "foreign utility company" under such Section 33(a). This filing amends in its entirety the Form U-57 filed on behalf of EPE on August 4, 2000.

ITEM 1

         Set forth below is the following information for EPE: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation, transmission or distribution of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

         (a)  Name:  EPE-Empresa Produtora de Energia Ltda.

         (b)  Business Address:

              EPE-Empresa Produtora de Energia Ltda.
              Rodovia dos Imigrantes No. 3770
              Novo Distrito Industrial
              Cuiaba, Mato Grosso, Brazil
              CEP 78098-840

         (c) Description of Facilities: EPE owns a 480 MW natural gas fired combined cycle electric generation facility located in Cuiaba, Mato Grosso, Brazil. The facility's capacity and associated electric energy are being purchased by Furnas Centrais Eletricas S.A., a Brazilian concessionaire of public electric energy.

         (d)  Shareholders Holding Five Percent or More of its Voting
Securities: EPE Holdings Ltd. ("EPE Holdings") directly owns an approximate 99% interest in EPE. EPE Investments Ltd., a wholly-owned subsidiary of EPE Holdings, directly owns an approximate 1% interest in EPE.
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Interjuris s/c Ltda., a Brazilian company, owns a nominal interest in EPE of two quotas (out of approximately 107.5 million quotas). The ownership of EPE Holdings is as follows:

                  (i) Enron do Brazil Holdings Ltd. ("EdBH"), a company organized and existing under the laws of the Cayman Islands, owns a 58.85% interest in EPE Holdings. EdBH is a wholly-owned subsidiary of Enron South America LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of Enron. Enron is a holding company that claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act.

                  (ii) Shell Cuiaba Holdings Limited ("SCHL"), a company organized and existing under the laws of the Cayman Islands, owns a 28.15% interest in EPE Holdings. To our knowledge, SCHL is an indirect, wholly-owned subsidiary of The Shell Petroleum Company Ltd., a company organized and existing under the laws of Bermuda. To our knowledge, Shell Transport and Trading owns a 40% interest in The Shell Petroleum Company Ltd. and Royal Dutch Shell Petroleum Company owns a 60% interest.

                  (iii) LJM BrazilCo ("LJM"), a company organized and existing under the laws of the Cayman Islands, owns a 13% interest in EPE Holdings. To our knowledge, LJM is a wholly-owned subsidiary of LJM Cayman, L.P. To our knowledge, Greenwich Natwest and Credit Suisse collectively own a 94% interest in LJM Cayman, L.P., and an individual owns a 6% interest.

ITEM 2

         Domestic Associate Public Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public-utility that is engaged in the generation, transmission and distribution of electricity predominantly in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company is an "associate company" of EPE, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule
250.2 promulgated under the Act. Enron also has filed an application with the Commission for an exemption under Section 3(a)(3) and, alternatively, Section 3(a)(5) of the Act. Portland General Electric Company does not own any interest in EPE.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ENRON CORP.



                                          By: /s/ ROBERT H. BUTTS
                                              --------------------
                                          Name:  Robert H. Butts
                                          Title: Managing Director, Corporate
                                                 Accounting

                                          October 20, 2000



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